Filed by Alpine Electronics, Inc.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Alpine Electronics, Inc. (File Number: 132-02817)
Dated November 15, 2018

November 15, 2018
To all parties concerned

Company Name:	Alpine Electronics, Inc.
Representative:	Nobuhiko Komeya Representative Director and President (Code: 6816, TSE 1st Section)
Inquiries:	Toshinori Kobayashi, Director, Administration
TEL:	+81-3-5499-8111

The Company’s Views on the Business Integration between the Company and Alps Electric Co., Ltd.

While Alpine Electronics, Inc. (the “Company”) has already announced thus far its views on the business integration between the Company and Alps Electric Co., Ltd. (the “Business Integration”) as necessary via various means such as the press release titled “The Company’s Views on the Business Integration between the Company and Alps Electric Co., Ltd. (Q&A)” dated December 4, 2017, the Company hereby informs that it has compiled its views on the Business Integration as follows in light of the opinions received from certain shareholders so that all shareholders better understand the Business Integration before the Extraordinary General Meeting of Shareholders scheduled to be held on December 5, 2018.

[The Company’s Basic Views]
The Company believes that pursuing continuous and sustained growth of its business and striving to enhance shareholder value over a medium- to long-term will contribute to the interests of the Company’s minority shareholders.
Based on the above position, the Company has chosen as the transaction structure of the Business Integration the share exchange, which allows the shareholders to continuously enjoy the fruits of sustained growth of business, including the fruits of the integration synergies.
In the Final Examination, in light of various opinions received from some of its shareholders in relation to the Business Integration, the Company performed the examination after further improving and enhancing the measures to ensure fairness and the examination process.  As a result, the Company concluded that the Share Exchange Ratio is fair.  In addition, the Company has proposed the Special Dividends of 100 yen per share to the Extraordinary General Meeting of Shareholders scheduled to be held on December 5, 2018, taking into consideration such matters as the trends in the Companies’ share prices.

The Company also believes that in the severe business environment surrounding the drastically changing automobile industry, if the Business Integration is disapproved, the Company will need to take new measures to improve its corporate value over the medium- to long-term, and as a result the Company could lag behind its competitors due to a lack of responsiveness, which could pose a risk of undermining the Company’s corporate value.

Accordingly, the Company believes what it should truly focus on in the interests of its minority shareholders is to strive for sustained improvement of shareholder value through promptly implementing the Business Integration and creating synergy effects at an early date by carrying out the Companies’ growth strategies.

	Questions	Views of the Company
1.
Why aren’t the terms and conditions of the Business Integration revised even though Alpine has increased its shareholders’ equity and cash and deposits since the announcement of the Share Exchange on July 27, 2017?
◆
The Company conducted the Final Examination based on the most recent financial forecasts of the Companies based on, among other things, the changes to the financial positions and business conditions of the Companies since the announcement of the Share Exchange on July 27, 2017 (for details, see the Final Examination Press Release dated September 27, 2018).

◆
As a result, the Company concluded that the Share Exchange Ratio is fair on the grounds that (i) in accordance with the Final Analysis conducted by SMBC Nikko, the Share Exchange Ratio is at an appropriate level because it is within the range analyzed by the DCF Analysis and exceeds the median value of the range analyzed by the comparable company analysis, and (ii) the financial analysis report obtained by the Third-Party Committee from YCG also states that the Share Exchange Ratio exceeds the upper limit of the range analyzed by the DCF Analysis and the Third-Party Committee has submitted, taking into account such financial analysis report and other analysis, a written report (toshinsho) to the effect that it is considered that the Share Exchange is not disadvantageous to the minority shareholders of the Company.

◆
On that basis, even on the assumption that the Share Exchange Ratio is fair where the Special Dividends are not paid, the Company concluded that it is appropriate to conduct the Business Integration on even more favorable terms and conditions to its minority shareholders and therefore decided to pay the Special Dividends.

◆
As described above, the Company made the decision to maintain the Share Exchange Ratio and pay the Special Dividends, taking into consideration the changes to the financial positions and business conditions of the Companies since the announcement of the Share Exchange on July 27, 2017, and believes that the current terms and conditions are the best in the Business Integration.

2.	It is Alps Electric that strongly desires the Business Integration. Can Alpine expect more improvement in its corporate value if it remains listed rather than implementing the Business Integration?	◆
It is not true that Alps Electric is the only party that strongly desires the Business Integration.  The Business Integration is beneficial for both the Company and Alps Electric.  Moreover, in light of the recent business environment surrounding the Company, the Company does not believe it is a right view that the Company can expect more improvement in its corporate value if it remains listed rather than implementing the Business Integration.

◆
In the midst of the drastic changes of the competitive environment surrounding the automobile industry and the automotive business due to the increased electrification of automobiles in recent years, it is a pressing issue for the Company and Alps Electric to resolve operational restrictions, which arise due to the nature of the Companies as independent listed companies, to their mutual cooperation in the areas of development, manufacturing and sales as well as sharing intellectual property, licenses, knowhow and other similar assets, while at the same time to realize more effective communication with customers.

◆
The Company believes that the Business Integration will allow the Company to tackle the above-mentioned business challenges as follows, and thus enable an attempt to increase the corporate value of the Company.

			i.	The Company will be able to accelerate its business expansion by finding new customers through utilizing Alps Electric’s extensive customer channel;
ii.
The Company will be able to develop various products, such as integrated HMI cockpit systems and other products that seamlessly integrate electronic devices, software and packaging, through combining Alps Electric’s input device, sensing device and communication device technologies, which have built up a track record in the fields of consumer and automotive electronic components, with the Company’s output equipment development technology (with navigation at its core), software development capability and production planning capability; and

iii.
As a result of (i) and (ii) above, the Company will be able to create, propose and expand highly functional system products unique to the Alps Electric group as an automotive HMI system integrator and expand its business in new business areas.

◆
The Company has explained the above-mentioned views to its shareholders through various means such as press releases since the announcement of the Business Integration, and is of the understanding that, as a result of such explanations, the Company has obtained support of the majority of its shareholders.

3.	Doesn’t Alpine insisting on the transaction with Alps Electric without looking for another acquirer constitute a breach of the duty of due care owed by Alpine’s directors?	◆
The Company believes that the Share Exchange Ratio and the procedures in which the Share Exchange Ratio was decided are fair, and understands that there is no fact that constitutes a breach of the duty of due care under the Companies Act of Japan.

◆
Furthermore, for the reasons described in the Views of the Company on Question 2, the Company believes that the Company pursuing sustainable growth through the Business Integration with Alps Electric is the best option for its minority shareholders.

4.	Hasn’t Alpine been neglecting efforts to have itself highly valuated?	◆	The Company proactively urged Alps Electric in pursuit of the possibility for the Business Integration to be conducted on even more favorable terms and conditions to its minority shareholders.
◆
Specifically, although no particular circumstances that give rise to doubt about the fairness of the Share Exchange Ratio were initially identified in the course of the Final Examination, which were conducted without taking the impact of the special dividends into consideration, in light of various factors such as opinions expressed by certain minority shareholders of the Company, including the voting outcome at the 52nd ordinary general meeting of shareholders of the Company held on June 21, 2018, and the latest trends of share prices of the Companies, in order to pursue the possibility for the Business Integration to be conducted on even more favorable terms and conditions to its minority shareholders, the Company officially requested Alps Electric to discuss the terms and conditions of the Business Integration with the Company.

◆
As the result of the discussions described above, the Company obtained agreement from Alps Electric as to the payment of the special dividends of 100 yen per share and that there would be no revision to the Share Exchange Ratio despite the payment of the special dividends.

5.
If the Business Integration is disapproved at the Extraordinary General Meeting of Shareholders, isn’t it possible for Alpine to win compromise and better integration terms and conditions from Alps Electric, which strongly desires the integration?
◆
The board of directors of the Company determined that the current terms and conditions of the Business Integration are the best in light of the status of negotiations with Alps Electric to date, and therefore resolved the proposals which are to be submitted to the Extraordinary General Meeting of Shareholders.

◆
As described in the Views of the Company on Question 4, as a result of its greatest efforts conceivable at present in pursuit of the possibility for the Business Integration to be conducted on even more favorable terms and conditions to its minority shareholders, the Company won the Special Dividends of 100 yen per share.

◆
As represented by the four areas called CASE (the abbreviation of Connected, Autonomous, Shared & Services, and Electric; hereinafter the same), the current automobile industry has entered an era of great change, which some people say occurs once a century, and the global movement of alliances with competitors in the industry has been very active.  In such business environment, it is becoming very difficult for the Company to survive as an independent standalone company as it has been.  In order to secure orders in the CASE areas, which is expected to grow in the future, and realize a medium- to long-term growth scenario, it is essential to propose products and services that combine and integrate the areas in which the Company has advantages, with the areas of products and technologies that the Company does not have.  The Company believes that the most effective means to realize that is the Business Integration with Alps Electric. Accordingly, if the Business Integration is disapproved, it is expected that the Company will face great difficulties in securing orders in the advanced areas such as the CASE areas, and even in the conventional product areas, it is expected that even if the Company manages to secure orders, its profitability will deteriorate due to severer price competition.  The Company will consequently have to implement new measures to improve its corporate value over the medium- to long-term.  As a result, under the circumstances where there are already active moves around the players in and around the automobile industry, it is concerned that the Company may face a growing risk of being forced out of the industry due to the Company’s response lagging behind those players.

6.
The theoretical share price of Alpine assumed under the Share Exchange Ratio is 1,710 yen, which does not greatly differ from the share price of Alpine before the announcement of the Business Integration.  Doesn’t Alps Electric intend to acquire shares of Alpine without paying a premium?
◆
As described in the Views of the Company on Question 18, the Company believes that the premium to the Share Exchange Ratio ranks considerably high in comparison with the level of premiums offered in other companies’ business combinations that are similar to the Share Exchange.

◆
In the first place, in analyzing the Share Exchange Ratio, in addition to the calculations using the market share price analysis and comparable company analysis, the factors should be taken into account such as the intrinsic value calculated using the DCF Analysis, future revenue projections based on the Companies’ business plans and the operating environment, and the Company does not believe that it is appropriate to discuss the appropriateness of the Share Exchange Ratio based only on the current share prices of the Companies.

◆
Although no particular circumstances that give rise to doubt about fairness of the Share Exchange Ratio were identified, in light of various factors such as opinions expressed by certain minority shareholders of the Company, including the voting outcome at the 52nd ordinary general meeting of shareholders of the Company held on June 21, 2018, and the latest trends of share prices of the Companies, in order to pursue the possibility for the Business Integration to be conducted on even more favorable terms and conditions to its minority shareholders, the Company resolved at its board of directors meeting held on September 27, 2018 to submit a proposal regarding the Special Dividends of 100 yen per share, subject to the condition that the proposal of the Share Exchange Agreement will be approved at the Extraordinary General Meeting of Shareholders.

7.
The Shareholder Proposal proposes a 300 yen dividend on the condition that the proposal for the approval of the Share Exchange Agreement is disapproved.  Even if Alpine accepts the proposal, can the operating cash be covered by borrowings or other means?
◆
The Company believes that the early realization of synergies through the Business Integration is essential not only for improving shareholder value of the Company over a medium to long term but also for meeting the expectations of its customers and employees, and further, the Company believes that it is the best measure for all stakeholders, including the Company’s minority shareholders.  On the other hand, the assertion underlying the Shareholder Proposal that the proposal for the approval of the Share Exchange Agreement being disapproved will contribute to the improvement of the corporate value of the Company contradicts the Company’s view. The Company therefore cannot agree to the Shareholder Proposal.

◆
If the Company pays dividends as asserted in the Shareholder Proposal (totaling approximately 20.7 billion yen), taking into account the Company’s current funding requirements, it poses the risk of a shortfall in operating cash, and a loss of reserves to cover risks for credit shrinkage on a crisis event could result in stable sustainability of the Company’s business being impaired.

◆
On this point, it might be an option to cover a shortfall in operating cash created by the payment of dividends as asserted in the Shareholder Proposal by loans from financial institutions.  However, many of the automobile manufacturers that are the Company’s major customers request their business partners to provide financial data on a regular basis and therefore it is a requisite to secure stable financial footing for maintaining ongoing transaction relationships.  This is especially the case with the Company group’s OEM business, which sells its products to automobile manufacturers around the world that demand for even better quality, lower prices and shorter deadlines amid the global competition for survival.  In order to meet such demand, the Company considers it essential that it maintains its financial strength at a high level.

◆
The amount of the Special Dividends of 100 yen per share proposed by the Company was presented to and agreed by Alps Electric as a result of the Company having concluded that the amount is payable by the Company after considering the balance among the above factors and can be agreed by Alps Electric while maintaining the existing terms and conditions of the Business Integration.

8.	What is the reason that the Third-Party Committee reappointed Mr. Kojima, whose independence is doubtful, as a member?	◆
Director Kojima satisfies both the Tokyo Stock Exchange’s requirements for independent officers and the Company’s Independence Criteria for Independent Outside Directors, and the Company does not believe there is doubt about his independence.

◆
Meanwhile, from the viewpoint of obtaining support of certain shareholders who were concerned about the independence of Mr. Kojima, in the Final Examination, in order to and as the means to take a cautious approach to enhance the independence of the Third-Party Committee, two members were newly added to the Third-Party Committee.

9.
Alpine has not obtained a Fairness Opinion again from SMBC Nikko in the Final Examination.  Is this because SMBC Nikko no longer considers the Share Exchange Ratio fair, even if it considers the Share Exchange Ratio to be “within the range”?
	◆	It is not true at all that the Company did not obtain a Fairness Opinion from SMBC Nikko again because SMBC Nikko believes the Share Exchange Ratio is not fair.
◆
The reason that SMBC Nikko did not submit a Fairness Opinion to the Company in the Final Examination is that the Company determined it is unnecessary to obtain a Fairness Opinion again from SMBC Nikko for the following reasons.

•
While the Company obtained a Fairness Opinion from SMBC Nikko at the time of the announcement of the Business Integration in July 2017, as certain shareholders expressed their concern about the independence of SMBC Nikko, the Company believed it is important to obtain a Fairness Opinion from a third-party financial advisor other than SMBC Nikko to obtain support and understanding from many shareholders as possible.

•
In the Final Examination, from the perspective of enhancing the fairness of the procedures for the Business Integration, in order to examine the fairness of the Share Exchange Ratio in a more multifaceted manner, the Third-Party Committee, to which two new members were added, decided to analyze the Share Exchange Ratio separately and independently from the analysis by SMBC Nikko.  The Third-Party Committee therefore appointed YCG as its own third-party financial advisor, and received a financial analysis report and a Fairness Opinion regarding the Share Exchange Ratio from YCG.

•
There was no significant discrepancy between the results of the DCF Analysis conducted by SMBC Nikko in the Final Analysis and the results of the DCF Analysis conducted by SMBC Nikko in July 2017, which is considered to be used as one of the bases of its Fairness Opinion dated July 26, 2017, and based on the former, the Share Exchange Ratio generally fell around the median of the range of the analysis results.

10.	Why was YCG retained in addition to SMBC Nikko, which had conducted the financial analysis for the Business Integration thus far?	◆
According to the Third-Party Committee, in order to examine the fairness of the Share Exchange Ratio in a more multifaceted manner, the Third-Party Committee decided to analyze the Share Exchange Ratio separately and independently from the analysis by SMBC Nikko, which is a third-party financial advisor of the Company, and thus independently appointed YCG as its own third-party financial advisor.

◆
The Company was also informed that in appointing YCG, the Third-Party Committee selected YCG from among multiple candidates by carefully considering the fact that YCG has experience in handling transactions that are similar to the Share Exchange and has no conflict of interest with any related parties.

11.
Why did the Third-Party Committee determine that it is appropriate to appoint YCG as its financial advisor from among multiple financial advisors with rich track record such as leading securities firms?
◆
According to the Third-Party Committee, in light of obtaining support of certain shareholders who were concerned about the independence of SMBC Nikko, the Third-Party Committee appointed as its financial advisor YCG that does not have any special circumstances that could give rise to doubt about the business relationships with, or independence from, the Company and Alps Electric, from among multiple financial advisors with rich track record.

12.	Did YCG and SMBC Nikko exchange information with each other as to the contents of their analyses? Isn’t there any possibility where they have been mutually affected in the course of the analyses?	◆	It is not true that YCG and SMBC Nikko exchanged information with each other as to the contents of their analyses.
◆
As described in the Views of the Company on Question 14, according to the Third-Party Committee, they conducted an examination based solely on the results of the analysis by YCG, which was independently appointed by the Third-Party Committee, and did not review at all the results of the analysis in the Final Analysis by SMBC Nikko.  In addition, SMBC Nikko did not in any respect participate in the Third-Party Committee’s examination of the content of the analysis by YCG.

◆
As described above, YCG’s analysis and SMBC Nikko’s analysis were conducted separately and independently from each other, and there are no circumstances where they were mutually affected in the course of the analyses.

13.	What is the reason that the results of the DCF Analyses by SMBC Nikko and YCG greatly differ?	◆
The Company believes that there are differences in the methods of the analyses used and the results of the analyses because YCG and SMBC Nikko conducted their financial analyses separately and independently from each other and also in accordance with their own analysis policy.

◆
The Company understands that the Third-Party Committee appointed YCG to examine the Share Exchange Ratio separately and independently from the analysis by SMBC Nikko, which is a third-party financial advisor of the Company, and, in other words, to realize more multifaceted examination by obtaining a second opinion on the Share Exchange Ratio.  In that sense, the Company believes that the fact that YCG conducted analysis based on the analysis policy different from the analysis policy of SMBC Nikko rather serves the purpose of appointing YCG, which is to conduct a multifaceted examination.  In this regard, it is reasonable that there are differences in the analysis results if the analysis methods are different, and the Company believes that the fact that the Share Exchange Ratio fell within the range of the analyses conducted by the two financial advisors, despite the different analysis methods, supports the fairness of the Share Exchange Ratio.

		◆	Moreover, according to the Third-Party Committee, they fully examined the content of the analysis of the Share Exchange Ratio by YCG before concluding that such content is reasonable.

14.	How did Alpine and the Third-Party Committee examine and confirm the fact that the results of the DCF Analyses by SMBC Nikko and YCG greatly differ?	◆
According to the Third-Party Committee, in determining whether they should examine not only the content of the analysis by YCG but also the analysis by SMBC Nikko, which is a third-party financial advisor of the Company, they had discussions in light of advantages and disadvantages of such examination.  As a result, the Third-Party Committee concluded that, in order to thoroughly ensure that the Third-Party Committee has the Share Exchange Ratio analyzed separately and independently from the analysis by SMBC Nikko, which is the third-party financial advisor of the Company, partly from the viewpoint of obtaining support of certain shareholders who were concerned about the independence of SMBC Nikko, it would be best to examine the Share Exchange Ratio based solely on the results of the analysis by YCG, which was independently appointed by the Third-Party Committee and therefore did not review at all the results of the analysis in the Final Analysis by SMBC Nikko.

		◆		Moreover, according to the Third-Party Committee, they fully examined the content of the analysis of the Share Exchange Ratio by YCG before concluding that such content is reasonable.
◆
Meanwhile, the Company has confirmed that the difference in the results of the analyses by the two financial advisors was attributable to differences in their analysis policies and that their own analysis policies were reasonable.

15.
In SMBC Nikko’s Final Analysis, the discount rate applied to Alps Electric (8.27% to 9.27%) was higher than the discount rate applied to Alpine (5.97% to 6.97%).
In YCG’s analysis, in contrast, the discount rate applied to Alps Electric (5.57% to 6.81%) was lower than the discount rate applied to Alpine (7.07% to 8.64%).
What is the reason that the discount rates of the Companies were reversed in these two analyses?
◆
The Company has confirmed that the discount rate of Alps Electric and the discount rate of the Company were reversed in the analyses by the two financial advisors due to whether size premium (Note) were taken into consideration as described below.

•
In analyzing the respective discount rates of the Company and Alps Electric, YCG took into consideration the size premium (i.e. historical size premium corresponding to the respective market capitalization of the Company and Alps Electric based on the Japan Size Premia Report 2018 (as of the end of December 2017) issued by Ibbotson Associates Japan, Inc.) in accordance with its financial analysis policy.

			•	SMBC Nikko, on the other hand, did not take size premium into consideration in its analysis.

Note:  In general, the size premium refers to, with respect to the expected excess return on stock that cannot be explained by equity capital cost under the Capital Asset Pricing Model (CAPM), the numbers analyzed by size such as the total market value of listed shares.  It cannot be said that there is a generally accepted view in enterprise value analysis practice as to whether the size premium should be applied or which number should be applied.  Accordingly, the Company is aware that there are various treatments in practice depending on the analysis policy of each financial advisor.

◆
It is the Company’s understanding that whether size premium should be taken into consideration is not an indisputable issue even in theory of the enterprise value analysis and that the treatment in practice varies depending on the analysis policy of each financial advisor.  The Company therefore determined that each of the results of the examination, YCG’s analysis results and SMBC Nikko’s analysis results is reasonable.

◆
As described in the Views of the Company on Question 13, the Company believes that, from the viewpoint of multifaceted examination, it is reasonable that there are some differences in the figures used in the analyses if the analysis policies are different, and that the fact that, despite different analysis policies, the Share Exchange Ratio fell within the range of the analyses by the two financial advisors supports the fairness of the Share Exchange Ratio.

16.
The discount rates applied to Alpine and Alps Electric (7.07% to 8.64% and 5.57% to 6.81%) in the analysis by YCG are generally lower than the discount rates applied to the same (5.97% to 6.97% and 8.27% to 9.27%) in the Final Analysis by SMBC Nikko.
What is the reason that the levels of discount rates applied by these financial advisors differ?
◆
The Company has confirmed that the levels of discount rates applied to Alps Electric and the Company by the two financial advisors differ because the figures used by them as equity risk premiums, which are mainly market risks, are different (however, as a matter of course, the same value was used for both Alps Electric and the Company).

Note:     In general, the equity risk premium (ERP) refers to the difference between the expected return on the market portfolio of stocks and the risk free rate (expected return on risk-free securities).  As the methods of estimating an ERP, commonly applied methods include the estimate method based on excessive returns on the historical long-term market portfolio and the estimate method based on the market value of securities in the market and earnings forecasts.  However, it cannot be said that there is a generally accepted view as to which estimate method should be applied or which number should be applied as the ERP.  Accordingly, the Company is aware that there are various treatments in practice depending on the analysis policy of each financial advisor.

◆
It is the Company’s understanding that what kind of figures are to be used as equity risk premiums is not an indisputable issue even in theory of the enterprise value analysis and that the treatment in practice varies depending on the analysis policy of each financial advisor.  The Company therefore determined that each of the results of the examination, YCG’s analysis results and SMBC Nikko’s analysis results, is reasonable.

◆
As described in the Views of the Company on Question 13, the Company believes that, from the viewpoint of multifaceted examination, it is reasonable that there are some differences in the figures used in the analyses if the analysis policies are different, and that the fact that, despite different analysis policies, the Share Exchange Ratio fell within the range of the analyses by the two financial advisors supports the fairness of the Share Exchange Ratio.

17.	Didn’t YCG intentionally exclude Clarion, which has high financial multiples, from comparable listed companies?	◆
According to the explanation from YCG, YCG did not use the comparable company analysis for the reasons listed below, and it is not true that YCG intentionally excluded Clarion, which has high financial multiples, from comparable listed companies.

✓
When YCG analyzed the Company, Pioneer Corporation, JVCKENWOOD Corporation and Clarion in terms of the correlations between their (i) market capitalization and net income, (ii) market capitalization and shareholders’ equity, and (iii) business value and EBITDA for FY2010 through FY2017 (eight years), no correlation was identified with respect to Clarion.  Accordingly YCG excluded Clarion from comparable listed companies.

✓
Pioneer Corporation was also excluded from comparable listed companies because the news release titled “Pioneer Announces Business Results for 1Q Fiscal 2019” dated August 6, 2018 contains a note to its consolidated quarterly financial statements that there are substantial uncertainties about the going concern assumption.

			✓	As a result of the above, JVCKENWOOD Corporation was the only company that could be treated as a comparable listed company, so YCG decided not to use the comparable company analysis.
18.
In the tender offer for shares of Clarion by a subsidiary of the French company Faurecia S.A., which was announced on October 26, 2018, a tender offer price is set at an EBITDA multiple of as high as 11.2 times.  If this multiple is applied in this business integration, Alpine shares would be priced at 4,731 yen.  Isn’t the premium to the Share Exchange Ratio too low?
◆
In the Business Integration, the Company assessed the fairness of the Share Exchange Ratio based on the results of the objective and multifaceted analyses of the Share Exchange Ratio performed by multiple financial advisors using various analysis methods.  In the Clarion case, on the other hand, has a different nature from the Share Exchange in terms of the transaction structure and whether the major shareholder has an intention to sell shares of the target.  Moreover, in the Clarion case, the Company understands that the tender offer price was agreed through the negotiations between the parties in which they took specific circumstances into account.  Accordingly, the Company does not believe it right to discuss whether the Share Exchange Ratio is appropriate by simply referring to a single transaction like the Clarion case.  For the comparison with the Clarion case, please also refer to the table attached to this press release as the Schedule.

◆
The Company is not in a position to comment on whether the tender offer price in the Clarion case is appropriate.  However, if the Company were to answer in general terms, the ideas about a premium differs in a tender offer in which cash is offered as consideration and in a share exchange in which shares are offered as consideration as described below, so it is believed that it is inappropriate to simply compare a premium in a tender offer in which cash is offered as consideration as in the Clarion case, with a premium in a share exchange as in the Business Integration.

✓
Theoretically, in the case of a tender offer in which cash is offered as consideration, since shareholders cease to be the shareholders of the integrated company, it is considered to be reasonable to include some of the integration synergies in the tender offer price.  On the other hand, in a share exchange, the consideration would be determined by taking into account the fact that shareholders would be able to enjoy the integration synergies as the shareholders of the integrated company.  The Company understands that in fact tender offer price premiums in the past tender offers in which cash was offered as consideration tend to be higher on their surface than the premiums in share exchange transactions.

✓
On the premise of a share exchange, the Company does not believe that the premium to the Share Exchange Ratio is lower than the past similar cases.  The Company rather believes that the premium to the Share Exchange Ratio (29% on the basis of the average market share price during the one month period from July 26, 2017, which is the day immediately preceding the announcement of the Share Exchange) ranks high in comparison with the level of premiums offered in the past similar cases, and is at a level that the Company believes is acceptable to the minority shareholders who support the Company from a medium- to long-term perspective.

✓
Although a simple comparison is not possible because transaction structures differ, it is believed that the level of the premium in the Share Exchange does not pale in comparison to the tender offer price in the Clarion case, in which a premium of 31.2% is set on a one-month average market share price basis.

[Reference] Premium levels in the past business combinations that are similar to the Share Exchange (From July 1, 2015 to November 9, 2018)
	No. of transactions	Average premium	Premium in the Business Integration
Other companies’ business combinations that are similar to the Business Intergration	21	13.6%	29.1%

Note:   Extracted 27 cases in which the investment ratio of the parent company before the share exchange was 40% or higher (of which, 22 cases were subject to the calculation after excluding a total of five cases, including two cases in which two-step transaction structure (tender offer and share exchange) was used, two cases that was intended to bail out the target, and one case in which unlisted company shares were offered as consideration)

19.	Should Alpine look for another acquirer in light of the Clarion case?	◆
The Company announced that “The Company and Alps Electric do not have any agreement that prohibits or restricts the Company from contacting any third party with a competing proposal.  In the event a competing proposal is made, the Company will sincerely consider its terms” in Q&A 2-5 of the Q&A Press Release dated December 4, 2017, but no such proposal has been received to date, even though nearly one year has passed since the date of such announcement.

◆
Moreover, the Company had confirmed with Alps Electric before the announcement of the Share Exchange that it had no intention to sell shares of the Company.  In this regard, the Company believes that the premises are considerably different from the Clarion case, where a major shareholder agreed to tender its shares in the tender offer.

◆
In addition to the above, through the dialogue with minority shareholders and other stakeholders of the Company following the announcement of the Business Integration, the Company has obtained positive comments for the business integration with Alps Electric from many of those shareholders and other stakeholders.

◆
Accordingly, the Company believes that the Company pursuing sustainable growth through the Business Integration with Alps Electric is the best option for its minority shareholders.  For specific synergy effects of the Business Integration, see the Views of the Company on Question 2, and for the risks anticipated where the Business Integration is disapproved, see the Views of the Company on Question 5.

Please note that the descriptions above use the following abbreviations, etc. as appropriate.

Abbreviations, etc.	Description
Alps Electric	Alps Electric Co., Ltd.
Clarion	Clarion Co., Ltd.
Fairness Opinion
An opinion to the effect that the Share Exchange Ratio is fair for common shareholders of the Company other than the controlling shareholder (meaning “controlling shareholders and other persons specified by the Enforcement Rules” as defined in Article 441-2 of the Securities Listing Regulations of the Tokyo Stock Exchange and Article 436-3 of its Enforcement Rules) of the Company from a financial point of view

Q&A Press Release dated December 4, 2017	“The Company’s Views on the Business Integration between the Company and Alps Electric Co., Ltd. (Q&A)” dated December 4, 2017
Final Examination Press Release dated September 27, 2018
“Notice Regarding Setting of the Record Date for Convening the Extraordinary General Meeting of Shareholders Relating to Approval of the Share Exchange with Alps Electric Co., Ltd., Dividends of Surplus and the Final Examination for the Share Exchange” dated September 27, 2018

Share Exchange
The share exchange in which Alps Electric becomes the wholly owning parent company resulting from a share exchange and the Company becomes the wholly owned subsidiary company resulting from a share exchange

Share Exchange Agreement	The share exchange agreement on the Share Exchange executed by the Companies on July 27, 2017 (as amended)
Share Exchange Ratio	The share exchange ratio agreed by the Companies in the share exchange agreement for the Share Exchange
Shareholder Proposal
The shareholder proposal concerning the agenda item for the Extraordinary General Meeting of Shareholders which the Company received in writing dated October 12, 2018 from Oasis Investments II Master Fund Ltd. (as amended)

Business Integration	The business integration between the Company and Alps Electric
Final Examination
A series of the final examination conducted by the Company as the means to take a cautious approach to protect the interests of its minority shareholders, as to whether the Share Exchange is not disadvantageous to the minority shareholders of the Company (see the Final Examination Press Release dated September 27, 2018)

Final Analysis	The analysis of the Share Exchange Ratio requested by the Company and provided from SMBC Nikko in the Final Examination (see the Final Examination Press Release dated September 27, 2018)
Third-Party Committee	The third-party committee consisting of five members, namely, Messrs. Toshikazu Nakazawa, Hideo Kojima, Shunsuke Teragaki, Toru Matsumoto and Takashi Kokubo
Special Dividends
The dividend payment of surplus (100 yen per share) to be made subject to the condition that the proposal of the Share Exchange Agreement will be approved at the Extraordinary General Meeting of Shareholders

Extraordinary General Meeting of Shareholders	The extraordinary general meeting of shareholders to be held on December 5, 2018 at which the Company will submit a proposal for the approval of the Share Exchange Agreement

Companies	Collectively refers to the Company and Alps Electric
DCF Analysis	Discounted cash flow analysis
SMBC Nikko	SMBC Nikko Securities Inc.
YCG	YAMADA Consulting Group Co., Ltd.

End

One of the parties to the Business Integration, Alps Electric, has filed a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed share exchange with the Company.  The Form F-4 contains a prospectus and other documents.  Once the Form F-4 is declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the Company prior to the shareholders’ meeting at which the share exchange will be voted upon.  The Form F-4 and prospectus, as they may be amended from time to time, contain important information about Alps Electric, the Company, the share exchange and related matters.  U.S. shareholders of the Company are urged to read the Form F-4, the prospectus and other documents filed with the SEC in connection with the share exchange carefully before they make any decision at the shareholders’ meeting with respect to the share exchange.  Any documents filed with the SEC in connection with the share exchange are available, free of charge, on the SEC’s website at www.sec.gov.  In addition, upon request, the documents will be mailed to shareholders for free of charge.  To make a request, please refer to the following contact information.

Contacts for inquiries regarding the Business Integration
Company name: Alps Electric Co., Ltd.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Junji Kobayashi, Senior Manager, Corporate Planning Office
Telephone: +81-3-5499-8026 (IR Direct)

Company name: Alpine Electronics, Inc.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Shinji Yamazaki, Senior Manager, Finance and Public Relations Department
Telephone: +81-3-5499-4391 (IR Direct)

Forward-Looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of the Companies in relation to, and the benefits resulting from, their Business Integration described above.  To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the integrated group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document.  Investors are advised to consult any further disclosures by the Companies (or the integrated group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:
(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Companies’ products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Companies, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Companies’ business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Companies’ main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit;
(18)
the Companies being unable to complete the Business Integration due to reasons such as that the Companies are not able to implement the necessary procedures including approval of the agreement with regard to the Business Integration by the shareholders’ meetings of the Companies, and any other reasons;

(19)	delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities or other necessary approvals being unable to be obtained; and
(20)	inability or difficulty of realizing synergies or added values by the Business Integration by the integrated group.

Comparison with the Case in which Clarion Becomes a Wholly Owned Subsidiary In the case in which Clarion becomes a wholly owned subsidiary, while EV/EBITDA multiples and PBR are higher than in this business integration, PER is lower than half of the level in this business integration. Meanwhile, although the considerations differ between cash and shares, the premium ratio is set around 30% as in this business integration. Points This Business Integration Case in which Clarion becomes a wholly owned subsidiary of Faurecia S.A. Consideration for the transactions Common shares of Alps Electric Cash Major shareholder's intention to sell shares of the target No (Alps Electric) Yes (Hitachi, Ltd.) Methods of analysis (target company side) SMBC Nikko Securities Market share price analysis, Comparable company analysis, DCF analysis (a fairness opinion was obtained)*2 YAMADA Consulting Group (YCG) DCF analysis (a fairness opinion was obtained)*2 Daiwa Securities Market share price analysis, DCF analysis (only financial analysis report was obtained) Premium (compared with the average closing price during the one-month period before the announcement of the transaction) 29.1% 31.2% Estimated acquisition indicator*1 EV/EBITDA 7.7x *3 10.7x PER 188.2x *3 82.9x PBR 1.0x *3 3.1x *1: EBITDA = Operating income (the company's estimate as of the date of announcement of the transaction (Alpine: Estimate for FY ended March 2018, Clarion: Estimate for FY ending March 2019)) + Depreciation and amortization (actual amount in the most recent fiscal year before the date of announcement of the transaction) EV = Total acquisition cost + Interest-bearing debts - Cash and deposits + Non-controlling shareholders' equity (*BS items are the most recent publicly announced figures before the date of announcement of the transaction (Alpine: End of March 2017, Clarion: End of September 2018)) As for the net income attributable to owners of parent, the company's most recent estimate before the date of announcement of the transaction (Alpine: End of March 2017, Clarion: End of September 2018) is used As for the net assets and the number of shares outstanding, the most recent publicly announced figures before the date of announcement of the transaction (Alpine: End of March 2017, Clarion: End of September 2018) are used *2:Alpine obtained a fairness opinion from SMBC Nikko on July 26, 2017. Alpine's third-party committee obtained a fairness opinion from YCG on September 26, 2018. *3:Alpine's share price was estimated by multiplying the average market share price of Alps Electric during the one-month period before the announcement of the transaction (3,212.4 yen) by the share exchange ratio (0.68) Source: Information disclosed by each company 1